Exhibit (a)(5)

January 20, 2004

Dear Charter Employee:

On Tuesday, January 20, 2004, you received an email announcing the launch of the Charter Communications, Inc. Stock Option Exchange Program. The Exchange Program allows you a one-time opportunity to exchange your eligible stock options for shares of restricted stock or in some instances, cash.

Enclosed is a personalized statement and brochure to provide you with basic information about the Stock Option Exchange Program. Complete details are available at the Charter Communications Stock Option Exchange Program web site at https://www.corporate-action.net/charter.

For security purposes, a Personal Identification Number (PIN) was included on your email in order for you to access your personal information and make your election choices. Your PIN number has also been included on your personalized statement.

Information regarding the Exchange Program is available at the Charter Communications Stock Option Exchange Program web site. The web site includes the following:

•	Offer to Exchange — a detailed explanation of the Stock Option Exchange Program and the full terms and conditions of the offer.

•	Frequently Asked Questions (FAQ).

•	Brochure — an electronic version of the enclosed brochure, which provides an overview of the Exchange Program.

Please read all the information carefully so you can make the decision that’s best for your situation.

Your participation in this program is completely voluntary, so if you would like to keep your stock options under their current terms and conditions, no action is required. If you choose to participate, you must take action by 5:00 p.m. Eastern Time on Friday, February 20.

Charter has selected Mellon Investor Services LLC to manage this process. If you have questions concerning the program or your Personal Identification Number, please call Mellon at 1-888-778-1316. Mellon’s Customer Service Representatives are available to answer your questions Monday through Friday from 9:00 a.m. to 6:00 p.m. Eastern Time.

Charter Communications Stock Option Administration